URBIE, SAS

REVIEWED FINANCIAL STATEMENTS

FOR THE 15 MONTHS ENDED DECEMBER 31, 2020

ANDY SKROBKO, CPA

139 Spring Drive, Roswell, GA 30075
(303) 999-7843
Andy.Skrobko@gmail.com

URBIE, SAS

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members of
Urbie, SAS

I have reviewed the accompanying balance sheet of Urbie, SAS as of December 31, 2020, and the related statements of income, retained earnings, and cash flows for the fifteen months then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

/s/ Andy Skrobko, CPA
October 5, 2021

URBIE, SAS
BALANCE SHEET
(Unaudited)
December 31, 2020

ASSETS		
Current assets		
Cash and cash equivalents	$	36,249
Accounts receivable		96,694
Total current assets	$	132,944
Other assets		
Fixed assets	$	1,167
Intangible assets		2,608
Total assets	$	136,719
LIABILITIES AND EQUITY		
Current liabilities		
Accounts payable	$	44,929
Customer deposits		173,015
Other liabilities		50,645
Total liabilities	$	268,589
EQUITY		
Paid-in capital		102
Additional paid-in capital		14
Retained earnings		(131,987)
Total equity		(131,871)
Total liabilities and equity	$	136,719

See accompanying notes to financial statements.

URBIE, SAS
STATEMENT OF INCOME
(Unaudited)
15 Months Ended December 31, 2020

REVENUES	$ -
COST OF GOODS SOLD	-
GROSS PROFIT	$ -
OPERATING EXPENSES	
Research & development	67,393
Operating expenses	44,914
Payroll	17,044
Depreciation	882
Taxes	139
Other expenses	4,409
Total operating expenses	$ 134,781
OTHER INCOME	2,794
NET LOSS	$ (131,987)

See accompanying notes to financial statements.

URBIE, SAS
STATEMENT OF CASH FLOWS
(Unaudited)
15 Months Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(131,987)
Reconciliation of net income to net cash provided by operations:		171,895
Net cash provided by operating activities	$	39,908
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets		(1,167)
Purchase of intangible assets		(2,608)
Net cash used for investing activities	$	(3,775)
CASH FLOWS FROM FINANCING ACTIVITIES		
Paid-in capital		116
Due to related party		
Net cash provided by financing activities	$	116
Cash at beginning of period		-
Change in cash during period		36,249
Cash at end of period	$	36,249

See accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company

Urbie, SAS (the "Company") was incorporated in France in October 2019. The Company's mission is to produce a sustainable alternative to traditional air purifiers; creating a 4-in-1 desktop air purifier, dehumidifier, ionizer, and self-watering planter that includes a 6-stage filtration system that syncs with an app on a mobile device.

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2020 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's manufacturing, and effects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 in unknown and cannot be reasonably estimated as of the report date.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2020 the Company has collected customer deposits, but has not earned any revenue.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Research and Development Costs

In accordance with FASB ASC 730, research and development costs are expensed as incurred.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Subsequent Events

The Company has evaluated subsequent events through December 31, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.